Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 13, 2025
Relating to Preliminary Prospectus Supplement dated August 13, 2025 and
Prospectus dated July 27, 2023
Registration No. 333-269452

NEWTEKONE, INC.

2,000,000 DEPOSITARY SHARES,
EACH REPRESENTING A 1/40th INTEREST IN A SHARE OF 8.500% FIXED-RATE RESET
NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B
(liquidation preference $1,000 per share (equivalent to $25.00 per depositary share))
PRICING TERM SHEET

This Pricing Term Sheet should be read in conjunction with the preliminary prospectus supplement dated August 13, 2025 for this offering and the accompanying prospectus dated July 27, 2023, filed pursuant to Rule 424(b) (together, the “Preliminary Prospectus Supplement”).  This Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein have the respective meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	NewtekOne, Inc.

Security Offered:
Depositary Shares (the “depositary shares”), each representing a 1/40th interest in a share of 8.500% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”)

Format:	SEC registered

Expected Ratings:[1]	BBB (Egan Jones)*

Size:	$50,000,000 (2,000,000 depositary shares)
Overallotment Option:

The Issuer has granted the underwriters an option, exercisable within 30 days from the date of the Preliminary Prospectus Supplement, to purchase up to additional 150,000 depositary shares at the public offering price less the applicable underwriting discount, solely to cover overallotments, if any.

Liquidation Preference:	$1,000 per share of Series B Preferred Stock (equivalent to $25.00 per depositary share)

First Reset Date:	October 1, 2030

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each rating should be evaluated independently of any other rating.

Reset Dates:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date

Reset Periods:	The period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date

Dividend Rate (Non-Cumulative):	From August 20, 2025 to, but excluding October 1, 2030, at a fixed rate of 8.500% per annum, and from and including the reset date with respect to each reset period, at a rate per annum equal to the five-year treasury rate as of the most recent reset dividend determination date (as defined in the Preliminary Prospectus Supplement) plus 4.735%

Dividend Payment Dates:	Quarterly in arrears on the 1st day of January, April, July and October of each year, commencing on October 1, 2025

Day Count:	30/360

Term:	Perpetual

Optional Redemption:
In whole or in part, from time to time, on any Dividend Payment Date on or after the First Reset Date, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the Preliminary Prospectus Supplement), in each case at a redemption price equal to $1,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the redemption date

Any redemption of the Series B Preferred Stock is subject to the Issuer’s receipt of any required prior approvals by the Board of Governors of the Federal Reserve System and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Series B Preferred Stock.

Trade Date:	August 13, 2025

Settlement Date:
August 20, 2025 (T+5)

It is expected that delivery of the depositary shares will be made against payment therefor on or about the fifth business day following the date of the Preliminary Prospectus Supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to August 19, 2025 will be required, by virtue of the fact that the depositary shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade their depositary shares prior to August 19, 2025 should consult their own advisors.

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	$0.7875 per depositary share.

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discount (Before Expenses)	$48,425,000

Use of Proceeds: CUSIP/ISIN for Depositary Shares:	The net proceeds received will be used for funding of investments, repayment of existing debt and other general corporate purposes. 652526 864 / US6525268644

Listing:
Application has been made to list the depositary shares on the Nasdaq Global Market under the symbol “NEWTP.” If approved for listing, trading of the depositary shares on the Nasdaq Global Market is expected to commence within the 30-day period after the original issuance date of the depositary shares.

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Raymond James & Associates, Inc.
Lead Managers	Janney Montgomery Scott, LLC Muriel Siebert & Co., LLC B. Riley Securities, Inc. Ladenburg Thalmann & Co.

The depositary shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement for the offering and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering, will arrange to send you the prospectus and prospectus supplement if you request it from Keefe, Bruyette & Woods, A Stifel Company, at 1-800-966-1559 or by email at USCapitalMarkets@kbw.com, or from Raymond James & Associates, Inc. at 1-800-248-8863 or by email at prospectus@raymondjames.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.